UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

23, Rue Basse 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

   Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated April 18, 2018: DYNAGAS LNG PARTNERS LP ANNOUNCES REDUCTION IN QUARTERLY DISTRIBUTION TO $0.25 PER COMMON UNIT.

   The information contained in this Report on Form 6-K, except for the commentary of the Partnership’s Chief Executive Officer contained in Exhibit 99.1 hereto, is hereby incorporated by reference into the Partnership’s registration statement on Form F-3 (File No. 333-222237) that was filed with the U.S. Securities and Exchange Commission with an effective date of January 12, 2018.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2018

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

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DYNAGAS LNG PARTNERS LP ANNOUNCES REDUCTION IN QUARTERLY DISTRIBUTION TO $0.25 PER COMMON UNIT

MONACO - April 18, 2018 - Dynagas LNG Partners LP (NYSE: DLNG) (the “Partnership”) announced today that, following a strategic review of its financial profile and distribution policy, the Board of Directors of the Partnership has approved a plan to reduce the quarterly distribution on the Partnership's common units to $0.25 per common unit from $0.4225 per common unit, or from $1.69 per common unit to $1.00 per common unit on an annualized basis.  The reduction will take effect on May 3, 2018, upon the payment of the common unit distribution with respect to the first quarter of 2018 to common unitholders of record as of the close of business on April 26, 2018.

Tony Lauritzen, Chief Executive Officer of the Partnership, commented: “This decision by our Board of Directors to reduce the level of the Partnership's quarterly common unit distribution is necessary to align the Partnership's distribution level with its capacity to generate cash flow in the long term.  Despite the material increase in the Partnership’s estimated revenue contract backlog over the last two years, we have experienced a decrease in operating cash flow and a weakened distribution coverage ratio (which is our distributable cash flow available for distribution in proportion to actual cash distributed) following our shift to longer term charters for the employment of our liquefied natural gas (LNG) carriers, which provide us with greater cash flow visibility albeit at lower charter rates that provide attractive returns of capital. As the Partnership’s shorter duration time charter contracts at peak charter rates have expired or are approaching expiration, we have capitalized on our Manager’s operational track record and the versatility of the ice class LNG carriers in our fleet to secure long term employment contracts.  During the last two years, the Partnership has been successful in securing a ten year contract for the employment of our 2007 built LNG carrier, Ob River, two fifteen year contracts for the employment of our 2013 built LNG carriers, Yenisei River and Lena River, an eight year contract for the employment of our 2007 built LNG carrier, Clean Energy and a three year contract for the employment of our 2013 built LNG carrier, Arctic Aurora. Today our average remaining contract term is 10 years and our estimated contracted revenue backlog is approximately $1.5 billion, which highlights our ability to secure long-term contracts in periods when the LNG shipping market has been highly competitive.”

Mr. Lauritzen added: “The Partnership’s Board of Directors believes that the new distribution level is in the best interest of the Partnership’s common unitholders as it aligns the Partnership’s cash flows with our cash payment obligations. The new distribution level is expected to provide the Partnership with approximately $24.5 million in annual cash savings in order to enhance our liquidity, strengthen our balance sheet and improve our distribution coverage ratio.  Although our pro-forma 2018 distribution coverage ratio is expected to be below 1x, we believe the new distribution level is viable on an actual cash basis since it reduces the Partnership’s current need to utilize existing cash reserves to fund distributions to unitholders. Strengthening the Partnership's financial position will also enable us to focus on growth projects, including the acquisition of LNG carriers from our Sponsor or from third parties which, if consummated, would be expected to improve our distribution coverage ratio to above 1x.   Since our initial public offering in November 2013, the Partnership has paid total cash distributions on our common units of $6.79 per common unit.  We will remain focused on delivering value to our unitholders.”

About Dynagas LNG Partners LP

Dynagas LNG Partners LP (NYSE: DLNG) is a growth-oriented partnership formed by Dynagas Holding Ltd., its sponsor, to own and operate liquefied natural gas (“LNG”) carriers employed on multi-year charters. The Partnership’s current fleet consists of six LNG carriers, with an aggregate carrying capacity of approximately 914,000 cubic meters.

Visit the Partnership’s website at

Contact Information:

Dynagas LNG Partners LP
23, Rue Basse, 98000 Monaco
Attention: Michael Gregos
Tel. +377 99996445
Email: management@dynagaspartners.com

Investor Relations / Financial Media:
Nicolas Bornozis
President Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: dynagas@capitallink.com

Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “expected,” “pending,” “will” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter  rates  and  vessel  values,  changes  in  demand  for  Liquefied  Natural  Gas  (LNG)  shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Partnership’s filings with the Securities and Exchange Commission  for  a  more  complete  discussion  of  these  and  other  risks  and  uncertainties.  The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

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